

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
Mr. David A. Gonyer, R.Ph.
President and Chief Executive Officer
Evoke Pharma, Inc.
12555 High Bluff Drive, Suite 385
San Diego, CA 92130

> **Re:** **Evoke Pharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-188838**

Dear Mr. Gonyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questcor Asset Purchase Agreement, page 42

1. Please provide full, quantified disclosure of each milestone and related contingent consideration under the Questcor Asset Purchase Agreement pursuant to ASC 605-28-50-2 and within a commitments and contingencies note to your financial statements pursuant to ASC 450.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Cheston Larson, Esq.
        Matthew Bush, Esq.
        Latham & Watkins LLP